17009262

SEC Mail Processing Section MAR 01 2017 Washington DC 405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47374

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Adviser Dealer Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6125 Memorial Drive
(No. and Street)

Dublin	OH	43017-9767
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Cooper — 614-766-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HHH CPA Group LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Road	Columbus	OH	43220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas R. Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Adviser Dealer Services, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Ruth Kirkpatrick
Notary Public, State of Ohio
My Commission Expires 04-20-2017

[signature]
Signature

Treasurer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Adviser Dealer Services, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of Adviser Dealer Services, Inc. as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Adviser Dealer Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Adviser Dealer Services, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to audit procedures performed in conjunction with the audit of Adviser Dealer Services, Inc.'s financial statements. The supplemental information is the responsibility of Adviser Dealer Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated

whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 20, 2017

ADVISER DEALER SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

ASSETS	2016	2015
Cash	$ 37,867	$ 537,043
Accounts receivable	3,320	3,757
Accounts receivable - related party	150,000	-
Total current assets	191,187	540,800
Deposit with clearing organization	25,067	25,005
	$ 216,254	$ 565,805
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$ -	$ -
Accounts payable - related party	98,630	450,794
Commissions payable	5,934	5,155
Accrued liabilities	7,500	5,500
Total current liabilities	112,064	461,449
Long-term liabilities	-	-
Total liabilities	112,064	461,449
Stockholder's equity:		
Common stock; no par value, 1,000 shares authorized, issued and outstanding	10,000	10,000
Paid in capital	740,000	740,000
Retained earnings	(645,810)	(645,644)
Total stockholder's equity	104,190	104,356
	$ 216,254	$ 565,805

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenues:		
12b-1 fees	$ 651,357	$ 664,979
Commissions	84,417	90,071
Other income	13,101	25,718
Interest	457	463
Total revenues	749,332	781,231
Expenses:		
Marketing reimbursement	651,357	664,979
Salaries	31,593	34,383
Registration fees	26,850	23,701
Commissions	19,493	21,667
Professional fees	7,594	4,807
Other	12,611	18,694
Total expenses	749,498	768,231
Net income (loss)	$ (166)	$ 13,000

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Common Stock:		
Balance at beginning of period	$ 10,000	$ 10,000
Issued (Repurchased) stock	-	-
Balance at end of period	10,000	10,000
Paid In Capital:		
Balance at beginning of period	740,000	740,000
Contributed capital	-	-
Balance at end of period	740,000	740,000
Retained Earnings:		
Balance at beginning of period	(645,644)	(658,644)
Net income (loss)	(166)	13,000
Distributions	-	-
Balance at end of period	(645,810)	(645,644)
Total stockholder's equity	$ 104,190	$ 104,356

See accompanying notes to financial statements.

ADVISER DEALER SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash flows from operating activities:		
Net income (loss)	$ (166)	$ 13,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivable	437	(238)
Accounts receivable - related party	(150,000)	5,544
Deposit with clearing organization	(62)	(4)
Increase (decrease) in:		
Accounts payable	-	(500)
Accounts payable - related party	(352,164)	450,794
Commissions payable	779	1,502
Accrued liabilities	2,000	(963)
Total adjustments	(499,010)	456,135
Net cash provided by (used in) operating activities	(499,176)	469,135
Cash flows from investing activities	-	-
Cash flows from financing activities	-	-
Net increase (decrease) in cash	(499,176)	469,135
Cash at beginning of period	537,043	67,908
Cash at end of period	$ 37,867	$ 537,043
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 1 - Summary of Significant Accounting Policies

A. Organization

Adviser Dealer Services, Inc. (the Company) has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities.

As of December 31, 2016, the Company is licensed in 7 states, including California, Delaware, Maryland, Nebraska, New Jersey, Ohio, and Pennsylvania.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances at one bank and in several money market accounts. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2016. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1 - Summary of Significant Accounting Policies - Continued

E. Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Fair Value Measurements - Continued

The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets; Quoted prices for identical or similar assets or liabilities in inactive markets; Inputs other than quoted prices that are observable for the asset or liability; Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016.

(Continued)

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 1 - Summary of Significant Accounting Policies - Continued

E. Fair Value Measurements (continued)

Money Market Funds: Valued at the net asset value ('NAV") of shares held by the Company at year end.

Assets (2016)	Level 1	Level 2	Level 3	Total
Money Market	$25,385	$ -	$ -	$25,385
Total assets	$25,385	$ -	$ -	$25,385

Assets (2015)	Level 1	Level 2	Level 3	Total
Money Market	$488,604	$ -	$ -	$488,604
Total assets	$488,604	$ -	$ -	$488,604

F. Revenue and Commission Recognition

Commission income and commission expense are recorded on a settlement date basis as security transactions occur. The Company's activities are transacted on a cash basis.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities, exclusive of subordinated debt, for the year ended December 31, 2016, $7,471 or $5,000. At December 31, 2016 the Company's net capital as defined by SEC Rule 15c3-1 was $96,211 in excess of the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2016 the ratio was 1.0808 to 1.

(Continued)

Note 4 – Related Parties

The Company is affiliated through common ownership with Meeder Funds. The Company provides investment distribution and marketing services to Meeder Funds. At December 31, 2016, Meeder Funds owed the Company $150,000 for the above mentioned services, which is included in the related party receivable in the accompanying balance sheet. These services accounted for $651,357 in revenues during the year.

The Company is affiliated through common ownership with Meeder Asset Management, Inc. (MAM), which provides marketing services and other overhead costs. At December 31, 2016, the Company owed MAM $98,630 for the above mentioned services, which is included in the related party payable in the accompanying balance sheet. The Company is also paid a fee by MAM for various administrative services relating to licensing of representatives. These services accounted for over $700,000 in expenses during the year.

The Company from time to time invests cash balances in the Meeder Funds Money Market Fund (the Fund). The Fund is managed by MAM, and certain officers of the Company, Meeder Investment Management, Inc., and MAM are also officers and/or trustees of the Fund. At December 31, 2016, cash and cash equivalents included $22,840 invested in the Fund.

Note 5 – Income Taxes

Meeder Investment Management, Inc. files a consolidated income tax return which includes the Company and other related entities. Meeder Investment Management, Inc. has elected to be treated as an S corporation under the provision of Section 1362(a) of the internal Revenue Code (IRC), and the Company qualifies as a QSUB as defined by the IRC, which allows for the Company's income to be taxed directly to Meeder Financial, Inc. As a result, no provision for federal income taxes has been recognized.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (US GAAP). As of and during the year ended December 31, 2016, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2013.

Note 6 – Concentrations

The Company has revenue and receivables from various sources. During the year ended December 31, 2016, 87% and 98% of revenues and receivables, respectively, are attributable to Meeder Funds.

(Continued)

ADVISER DEALER SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2016, up to the date of audit report (February 20, 2017) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

SUPPLEMENTARY INFORMATION

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL

Total stockholder's equity		$ 104,190
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		104,190
Non-allowable assets:	$ -	-
Net capital before haircuts on securities positions		104,190
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	508	508
Total net capital		$ 103,682
Computation of aggregate indebtness – Total liabilities from Balance Sheet		$ 112,064
Ratio of aggregate indebtness to net capital		1.0808 to 1

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 103,682
Audit adjustments	(-)
Net capital per audited financial statements	$ 103,682

No material differences were found during the audit that affected the net capital calculation.

ADVISER DEALER SERVICES, INC.

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2016

Schedule III

Computation of Reserve Requirement under Rule 15c3-1
of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(1), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

SEC Rule 15c3-3 Exemption Report

Board of Directors
Adviser Dealer Services, Inc.

Adviser Dealer Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5 – "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2016, without exception.

Adviser Dealer Services, Inc.

I, Doug Cooper swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Doug Cooper

February 14, 2017

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Adviser Dealer Services, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Adviser Dealer Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Adviser Dealer Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Adviser Dealer Services, Inc. stated that Adviser Dealer Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Adviser Dealer Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Adviser Dealer Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 20, 2017

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Adviser Dealer Services, Inc.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Adviser Dealer Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Adviser Dealer Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Adviser Dealer Services, Inc.'s management is responsible for Adviser Dealer Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 20, 2017

ADVISER DEALER SERVICES, INC.

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2016

	Payment Date	Payee	Amount
1st Half	July 26, 2016	SIPC	$ 105